UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)




                             Lorus Therapeutics Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    544191109
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Georg Ludwig
                                ConPharm Anstalt
                                  Grossfeld 10
                                 FL 9492 Eschen
                                  Liechtenstein

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2006
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.    ___

                               Page 1 of 11 pages

CUSIP No. 544191109                   13D

1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          Conpharm Anstalt
------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___
          (b) ___
------------------------------------------------------------------------------
3.        SEC Use Only
------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)
          WC
------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ___
------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Liechtenstein
------------------------------------------------------------------------------
 Number of Shares       7.  Sole Voting Power
Beneficially Owned          0
 by Each Reporting     -------------------------------------------------------
   Person With:         8.  Shared Voting Power
                            28,800,000
                       -------------------------------------------------------
                        9.  Sole Dispositive Power
                            0
                       -------------------------------------------------------
                       10.  Shared Dispositive Power
                            28,800,000
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          28,800,000
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ___
------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
          14.2%
------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          OO
------------------------------------------------------------------------------

                               Page 2 of 11 pages

CUSIP No. 544191109                   13D

1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          High Tech Beteiligungen GmbH & Co. KG
------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___
          (b) ___
------------------------------------------------------------------------------
3.        SEC Use Only
------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)
          WC
------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ___
------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Germany
------------------------------------------------------------------------------
 Number of Shares       7.  Sole Voting Power
Beneficially Owned          0
 by Each Reporting     -------------------------------------------------------
   Person With:         8.  Shared Voting Power
                            28,800,000
                       -------------------------------------------------------
                        9.  Sole Dispositive Power
                            0
                       -------------------------------------------------------
                       10.  Shared Dispositive Power
                            28,800,000
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          28,800,000
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ___
------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
          14.2%
------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN
------------------------------------------------------------------------------

                               Page 3 of 11 pages

CUSIP No. 544191109                   13D

          Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          High Tech Private Equity GmbH
------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___
          (b) ___
------------------------------------------------------------------------------
3.        SEC Use Only
------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)
          WC
------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ___
------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Germany
------------------------------------------------------------------------------
 Number of Shares       7.  Sole Voting Power
Beneficially Owned          0
 by Each Reporting     -------------------------------------------------------
   Person With:         8.  Shared Voting Power
                            28,800,000
                       -------------------------------------------------------
                        9.  Sole Dispositive Power
                            0
                       -------------------------------------------------------
                       10.  Shared Dispositive Power
                            28,800,000
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          28,800,000
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ___
------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
          14.2%
------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          CO
------------------------------------------------------------------------------

                               Page 4 of 11 pages

CUSIP No. 544191109                   13D

1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          Georg Ludwig
------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___
          (b) ___
------------------------------------------------------------------------------
3.        SEC Use Only
------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)
          WC
------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ___
------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Germany
------------------------------------------------------------------------------
 Number of Shares       7.  Sole Voting Power
Beneficially Owned          0
 by Each Reporting     -------------------------------------------------------
   Person With:         8.  Shared Voting Power
                            28,800,000
                       -------------------------------------------------------
                        9.  Sole Dispositive Power
                            0
                       -------------------------------------------------------
                       10.  Shared Dispositive Power
                            28,800,000
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
          28,800,000
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ___
------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
          14.2%
------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          IN
------------------------------------------------------------------------------

                               Page 5 of 11 pages

CUSIP No. 544191109                   13D

Item 1.  Security and Issuer

         This Schedule 13D (the "Schedule 13D") relates to the common shares, no par value (the "Common Shares"), of Lorus Therapeutics Inc. (the "Company"), an Ontario corporation duly incorporated under the Business Corporations Act (Ontario). Lorus has its principal executive offices at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed by High Tech Beteiligungen GmbH & Co. KG ("HTB"); High Tech Private Equity GmbH ("HTPE"); ConPharm Anstalt ("ConPharm"); and Georg Ludwig ("Mr. Ludwig"). HTB, HTPE, ConPharm and Mr. Ludwig are collectively referred to as the "Reporting Persons".

                  HTB is a limited liability partnership organized under the laws of the Germany.

                  HTPE is a corporation organized under the laws of Germany and is the general partner of HTB.

                  ConPharm is a limited liability company organized under the laws of Liechtenstein. ConPharm has been delegated authority by HTPE to manage the life science investments of HTB outside of Germany.

                  Mr. Ludwig is a citizen of Germany and is the owner of 100% of the share capital of ConPharm.

                  DEWB AG ("DEWB") is a limited liability company organized under the laws of Germany. DEWB owns 40% of the share capital of HTPE.

                  AVIDA Equity Partners GmbH ("AVIDA") is a corporation organized under the laws of Germany. AVIDA owns 60% of the share capital of HTPE.

         (b) The principal business address and the address of the principal office of HTB, HTPE and AVIDA is Steinstra(beta)e 20, D 40212 Dusseldorf, Germany.

                  The principal business and principal office address of ConPharm as well as Mr. Ludwig's business address is Grossfeld 10, FL 9492 Eschen, Principality of Liechtenstein.

                  The principal business address and the address of the principal office of DEWB is Carl Zeiss Platz 16, D 07743 Jena, Germany.

         (c) HTB is a private equity fund that invests in companies engaged in micro-electronics/nano-technology, opto-electronics, life sciences and other high tech industries.

                  HTPE's principal business is managing HTB as the general partner of HTB.


                               Page 6 of 11 pages

CUSIP No. 544191109                   13D

                  ConPharm is engaged principally in the business of providing management services to HTPE in respect of HTB's investments in life sciences companies outside of Germany.

                  Mr. Ludwig's principal occupation is as Managing Director of ConPharm.

                  DEWB is engaged principally in the business of investment banking services and investing in technology companies.

                  AVIDA is engaged principally in the business of providing consultation, administrative and related services to investment funds and general partners of investment funds.

         (d) As to each of the Reporting Persons, none. The Reporting Persons do not have any knowledge regarding whether or not either of DEWB or AVIDA, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) As to each of the Reporting Persons, none. The Reporting Persons do not have any knowledge regarding whether or not either DEWB or AVIDA during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons and of DEWB and AVIDA is stated in Item 2(a), above.

         The names, business addresses, principal occupation or employment and citizenship of (i) each executive officer and director of HTPE, ConPharm, DEWB and AVIDA are set forth in Schedule A to this Schedule 13D. The responses to Items 2(d) - (e), above, include the responses of each officer, director and member referred to in the immediately preceding sentence.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Share Purchase Agreement, dated July 13, 2006 (the "Share Purchase Agreement"), between the Company and HTB (represented by ConPharm), if and when HTB purchases Common Shares of the Company, such shares will be issued to HTB at a price of Cdn$0.36 per share for an aggregate subscription price of Cdn$10,368,000 payable in cash. All of the funds to be used by HTB to acquire the Common Shares would come from capital contributions previously made by HTB's limited partners.

Item 4.  Purpose of Transaction

         HTB has agreed to acquire the Common Shares, as described in Item 5, below, for investment purposes only. If the conditions to HTB's agreement to purchase the Common Shares are satisfied and HTB acquires such Common Shares, HTB will have the right to nominate one nominee to the board of directors (the "Board") of the Company or, if it does not have a nominee or its nominee is not elected to the Board by the shareholders of the Company, HTB will have the right to appoint an observer to the Board.

                               Page 7 of 11 pages

CUSIP No. 544191109                   13D

         The Reporting Persons may from time to time acquire additional Common Shares in the open market or in privately negotiated transactions, subject to availability of Common Shares at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person, and to the knowledge of the Reporting Persons, no other person otherwise identified in Item 2, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         The Share Purchase Agreement provides that, subject to the satisfaction of certain terms and conditions provided therein, HTB will acquire an aggregate 28,800,000 Common Shares from treasury (the "Treasury Shares"). The conditions to the closing of the acquisition by HTB of the Treasury Shares include the truth and accuracy at closing of the Company's representations and warranties contained in the Share Purchase Agreement, conditional listing approval being granted for the listing of the Treasury Shares on the Toronto Stock Exchange and the American Stock Exchange and a receipt being issued by the Ontario Securities Commission for a (final) prospectus qualifying the Treasury Shares in connection with the sale of such shares to HTB. Subject to satisfaction or waiver of all conditions to closing, the transaction is expected to close on or before August 14, 2006.

         HTB entered into the Share Purchase Agreement through its representative ConPharm, on authority delegated to ConPharm by HTPE, the general partner of HTB. If HTB acquires the Treasury Shares under the Share Purchase Agreement, ConPharm is the entity that will exercise control and direction over the Treasury Shares.

         (a) Based on the number of issued and outstanding Common Shares of the Company as at March 31, 2006 (as disclosed in the Company's Management's Discussion

                               Page 8 of 11 pages

CUSIP No. 544191109                   13D

                  & Analysis dated April 17, 2006 and submitted to the Securities and Exchange Commission on a Form 6-K on May 30,
                  2006), if the acquisition of Treasury Shares is consummated by HTB:

                  (i) HTB would beneficially own approximately 14.2% of the total issued and outstanding Common Shares;

                  (ii) HTPE, through its control of HTB, would be deemed to control an aggregate 28,800,000 Common Shares;

                  (iii) ConPharm, would be deemed to control an aggregate 28,800,000 Common Shares;

                  (iv) Mr. Ludwig, through his control of ConPharm, would be deemed to control an aggregate 28,800,000 Common Shares;

                  (v) AVIDA, through its control of HTPE might be deemed to control an aggregate 28,800,000 Common Shares; and

                  (vi) DEWB, might be deemed to control HTPE and, as a result, might be deemed to control an aggregate 28,800,000 Common Shares.

                  To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D is the record or beneficial owner of, nor does any such person control, any Common Shares.

         (b)      If the acquisition of the Treasury Shares is consummated by
                  HTB:

                  (i) none of the Reporting Persons, AVIDA or DEWB would have sole power to vote or dispose of, or to direct the vote or disposition of, any Common Shares;

                  (ii) each of the Reporting Persons would have shared power to vote or dispose of, or to direct the vote or disposition of, 28,800,000 Common Shares; and

                  (iii) each of AVIDA and DEWB might be deemed to have shared power to vote or dispose of, or to direct the vote or disposition of, 28,800,000 Common Shares.

                  To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D has the power in his/her individual capacity to vote (or direct the vote) or dispose (or direct the disposition) of any Common Shares.

         (c) None of the Reporting Persons has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof. To the knowledge of the Reporting Persons, none of AVIDA, DEWB or any of the persons named on Schedule A has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof.

                               Page 9 of 11 pages

CUSIP No. 544191109                   13D

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         If the acquisition of Treasury Shares by HTB under the Share Purchase Agreement is consummated, HTB will enter into a registration rights agreement with the Company contemporaneously with the closing. The registration rights agreement would provide that HTB would be entitled to demand registration rights enabling it to request the registration or qualification of the Common Shares held by HTB for resale in the United States and Canada, subject to certain restrictions. These demand registration rights would expire on June 30, 2012.

Item 7.  Material to Be Filed as Exhibits

         (a) Joint Filing Agreement, dated July 24, 2006, among HTB, HTPE, ConPharm and Mr. Ludwig.

         (b) Share Purchase Agreement, dated as of July 13, 2006, by and between the Company and HTB (through its representative, ConPharm).

                               Page 10 of 11 pages

CUSIP No. 544191109                   13D

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated July 24, 2006

                                      HIGH TECH BETEILIGUNGEN GMBH & CO. KG


                                      By: /s/ Christian Schutte
                                          _____________________________________
                                          Name: Christian Schutte
                                          Title: Managing Director


                                      By: /s/ Dr. Erich Hacker
                                          _____________________________________
                                          Name: Dr. Erich Hacker
                                          Title: Managing Director



                                      HIGH TECH PRIVATE EQUITY GMBH


                                      By: /s/ Christian Schutte
                                          _____________________________________
                                          Name: Christian Schutte
                                          Title: Managing Director


                                      By: /s/ Dr. Erich Hacker
                                          _____________________________________
                                          Name: Dr. Erich Hacker
                                          Title: Managing Director



                                      CONPHARM ANSTALT


                                      By: /s/ Georg Ludwig
                                          _____________________________________
                                          Name: Georg Ludwig
                                          Title: Managing Director



                                      /s/ Georg Ludwig
                                      _________________________________________
                                      Georg Ludwig




                               Page 11 of 11 pages

                                                                     Schedule A


                         Directors and Officers of HTPE


Name                Title                  Principal Business Address       Principal Occupation      Citizenship
Dr Erich Hacker     Managing Director      Steinstrasse 20                  Managing Director of       German
                                           D 40212 Dusseldorf               HTPE & Managing Partner
                                           Germany                          of HTB

Dr Jochen Kalbe     Managing Director      Steinstrasse 20                  Managing Director of       German
                                           D 40212 Dusseldorf               HTPE & Managing Partner
                                           Germany                          of HTB

Christian Schutte   Managing Director      Steinstrasse 20                  Managing Director of       German
                                           D 40212 Dusseldorf               HTPE & Managing Partner
                                           Germany                          of HTB




                       Directors and Officers of ConPharm


Name                Title                  Principal Business Address       Principal Occupation       Citizenship
Georg Ludwig        Managing Director      Grossfeld 10                     Managing Director          German
                                           FL 9492 Eschen                   ConPharm Anstalt
                                           Liechtenstein



                         Directors and Officers of AVIDA

Name                Title                  Principal Business Address       Principal Occupation       Citizenship
Clemens von Berger  Managing Director      Steinstrasse 20                  Managing Director of       German
                                           D 40212 Dusseldorf               AVIDA
                                           Germany

Matthias Grat       Managing Director      Steinstrasse 20                  Managing Director of       German
                                           D 40212 Dusseldorf               AVIDA
                                           Germany

Peter Folle         Managing Director      Steinstrasse 20                  Managing Director of      German
                                           D 40212 Dusseldorf               AVIDA
                                           Germany





                         Directors and Officers of DEWB

Name                Title                  Principal Business Address       Principal Occupation       Citizenship
Bertram Kohler      Board Member           Carl Zeiss Platz 16              Board Member of DEWB       German
                                           D 07743 Jena
                                           Germany

Falk Nuber          Board Member           Carl Zeiss Platz 16              Board Member of DEWB       German
                                           D 07743 Jena
                                           Germany

Mirko Wackerle      Board Member           Carl Zeiss Platz 16              Board Member of DEWB       German
                                           D 07743 Jena
                                           Germany

                                INDEX OF EXHIBITS

   Exhibit                                                  Description
   Number

     1. Joint Filing Agreement, dated July 24, 2006, among High Tech Beteiligungen GmbH & Co. KG.; High Tech Private Equity GmbH; ConPharm Anstalt and Georg Ludwig.

     2. Share Purchase Agreement, dated July 13, 2006, between Lorus Therapeutics Inc. and High Tech Beteiligungen GmbH & Co. KG (represented by Conpharm Anstalt).